EVO Payments, Inc. 10 Glenlake Parkway South Tower, Suite 950 Atlanta, GA 30328 evopayments.com

Monday, May 04, 2020

Via email and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:                    Robyn Manuel, Staff Accountant

Bill Thompson, Accounting Branch Chief

Re:                                   EVO Payments, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 27, 2020

File No. 001-38504

Form 8-K filed February 27, 2020

Ladies and Gentlemen:

This letter sets forth EVO Payments, Inc.’s (the “Company,” “our” or “we”) responses to the comments contained in your letter dated April 21, 2020. For ease of reference, each of your comments is copied below with our response immediately following.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income Taxes, page 61

1.              We note that you have not recorded a valuation allowance against your significant U.S. jurisdiction deferred tax assets, other than the U.S. interest limitation. In light of the objective and verifiable negative evidence in the form of cumulative losses over the three years ended December 31, 2019, please tell us your consideration of providing more robust critical accounting policy disclosures regarding the various judgments and assumptions made in determining the deferred tax assets are realizable, including a discussion of the degree of uncertainty associated with key assumptions. Such discussion would desirably provide specifics (e.g., projected future taxable income assumes revenue and margin growth rates of X% and positive net income by what year) as well as a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 34-48960.

Response:

We acknowledge the Staff’s comment regarding our critical accounting policy, and although we have included additional disclosures related to evaluating the realizability of our deferred tax asset in the Summary of Significant Accounting Policies section of Footnote 1 to our consolidated financial statements in our 2019 Form 10-K, we do understand that the Critical Accounting Policies section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and provides greater insight into the quality and variability of information regarding financial condition and operating performance. Further, we note that the Company’s future taxable income projections are derived from adjusted historical core operations adjusted for certain non-recurring items, which indicate that the Company will move out of a period of cumulative losses as taxable loss periods are replaced by taxable income periods. As a secondary measure, the Company compares its adjusted historical core earnings to its actual forecast to ensure that adjusted core earnings are realizable. Therefore, we respectfully submit the below enhanced disclosure which will be included in our Form 10-Q for the quarter ended March 31, 2020.

Income taxes

EVO Investco, LLC is considered a pass-through entity for U.S. federal and most applicable state and local income tax purposes. As a pass-through entity, taxable income or loss is passed through to and included in the taxable income of its members.

EVO Payments, Inc. is subject to U.S. federal, state, and local income taxes with respect to our allocable share of taxable income of EVO Investco, LLC and is taxed at the prevailing corporate tax rates. In addition to incurring actual tax expense, we also may make payments under the TRA. We account for the income tax effects and corresponding TRA effects resulting from future taxable purchases of LLC Interests of the Continuing LLC Owners or exchanges of LLC Interests for Class A common stock at the date of the purchase or exchange by recognizing an increase in our deferred tax assets based on enacted tax rates at that time. Further, we evaluate the likelihood that we will realize the benefit represented by the deferred tax assets and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we reduce the carrying amount of the deferred tax assets with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the TRA are estimated at the time of any purchase or exchange and are recorded as a reduction to shareholders’ equity; the effects of changes in any of our estimates after this date are included in net earnings. Similarly, the effects of subsequent changes in the enacted tax rates are included in net earnings.

The Company recognizes deferred tax assets to the extent that it is expected that these assets are more likely than not to be realized. The Company evaluates the realizability of the deferred tax assets, and to the extent that the Company estimates that it is more likely than not that a benefit will not be realized, the carrying amount of the deferred tax assets is reduced with a valuation allowance. As a part of this evaluation, the Company assesses all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations (including cumulative losses in recent years), to determine whether sufficient future taxable income will be generated to realize existing deferred tax assets.

The Company has identified objective and verifiable negative evidence in the form of cumulative losses on an unadjusted basis in certain jurisdictions over the preceding twelve quarters ended March 31, 2020. Additionally, the Company has noted a significant decline in the volume of transactions in March 2020 compared to the prior year period, due to the impact of the COVID-19 pandemic. The Company evaluated both its actual forecasts of future taxable income and its historical core earnings by jurisdiction over the prior twelve quarters, adjusted for certain nonrecurring items. On the basis of this assessment, and after considering future reversals of existing taxable temporary differences, and its actual forecasts of future taxable income, the Company established valuation allowances in certain European jurisdictions to reduce the carrying amount of deferred tax assets to an amount that is more likely than not to be realized.  In the United States jurisdiction, however, with the exception of the valuation allowance for the United States interest expense limitation, the Company concluded that its indefinite lived deferred tax assets will be realizable and recorded no valuation allowance. In arriving at this determination, the Company considered both (i) historical core earnings, after adjusting for certain nonrecurring items, and (ii) the projected future profitability of its core operations after taking into account the Company’s recovery from the COVID-19 pandemic and the impact of enacted changes in the application of the interest expense limitation rules in 2021 and 2022.

In the United States jurisdiction, the Company’s future taxable income projections are derived from historical core operations adjusted for certain non-recurring items, which indicate that the Company will move out of a period of  cumulative losses as taxable loss periods are replaced by taxable income periods. The amount of the deferred tax asset considered realizable, however, could be adjusted if the Company’s estimates of the projected future profitability of its core operations are reduced by a level significantly different than the Company’s historical revenues and expenses adjusted for certain nonrecurring items. As a secondary measure, the Company compares its adjusted historical core earnings to its actual forecast to ensure that adjusted core earnings are realizable. The future taxable income projections are subject to a high degree of uncertainty and could be impacted, both positively and negatively, by changes in our business or the markets in which we operate. A change in the assessment of the realizability of its deferred tax assets could materially impact our results of operations.

Refer to Note 5, “Tax Receivable Agreement,” and Note 12, “Income Taxes,” in the condensed notes to the accompanying consolidated financial statements for further discussion of the Company’s income taxes and the tax receivable agreement.

Consolidated Financial Statements

Consolidated Statements of Changes in Equity, page 71

2.              We note your presentation of a combined total for equity securities, inclusive of redeemable non-controlling interests. Since redeemable non-controlling interests are classified as mezzanine equity in recognition of the distinction between these interests and permanent equity, please tell us your basis for inclusion of this combined total on the face of your financial statements. Please refer to ASC 480-10-S99-1.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company’s intention in presenting a total column was to allow a financial statement reader to see the complete allocation of net loss and the allocation of certain equity-related activity across both shareholders equity and redeemable non-controlling interests.  However, the Company has considered ASC 480-10-S99-1 and will revise the presentation in our future quarterly and annual reports, commencing with our Form 10-Q for the quarter ended March 31, 2020, by removing the “total” column from the statement of changes in shareholders’ equity.

Form 8-K filed February 27, 2020

Non-GAAP Financial Measures, page A-1

3.              We note you describe Adjusted EBITDA and Pro forma adjusted net income as excluding “the impact of net income from consolidated subsidiaries (including related depreciation and amortization).” However, it appears Adjusted EBITDA and Pro forma adjusted net income exclude net income attributable to non-controlling interests in consolidated entities. Please tell us your consideration of revising your description of these measures for clarification.

Response:

The Company’s Adjusted EBITDA and pro forma adjusted net income Non-GAAP measures disclosed in our Form 8-K filed February 27, 2020 exclude the impact of net income attributable to non-controlling interests in consolidated entities. Going forward, commencing with the Company’s Form 8-K and earnings release for the first quarter ended March 31, 2020, the Company will clarify the relevant portion of its description of these measures as indicated below. Please note that, as reflected below, the Company will also be revising the name of its “pro forma adjusted net income” and “pro forma adjusted net income per share” measures to remove the words “pro forma” as we believe this better aligns with SEC guidance regarding appropriate use of the term “pro forma”.

Adjusted EBITDA is defined as net income (loss) before provision for income taxes, net interest expense, and depreciation and amortization, excluding the impact of net income ~~from consolidated subsidiaries~~ attributable to non-controlling interests in consolidated entities (including related depreciation and amortization), share-based compensation, and transition, acquisition and integration costs. ~~Pro forma~~ Adjusted net income is defined as ~~GAAP~~ net income (loss) adjusted to exclude income taxes, the impact of net income ~~from consolidated subsidiaries~~ attributable to non-controlling interests in consolidated entities (including related depreciation and amortization), share-based compensation, transition, acquisition and integration costs, and amortization of acquisition intangibles and subsequently adjusted to give effect to a normalized tax rate for the Company.

4.              We note your disclosure of pro forma adjusted net income per share on a historical and forward looking basis. Please disclose a reconciliation of pro forma weighted average common shares used in computing these measures to weighted average common shares as computed under GAAP. Please refer to Instruction 2 to Item 2.02 Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Response:

The calculations of pro forma adjusted net income per share on both a historical and forward-looking basis presented in our February 27, 2020 earnings release were based on the outstanding amount of each of our four classes of common stock, plus outstanding equity awards. Historical pro forma adjusted net income per share for the three months and year ended December 31, 2019 was based on outstanding share and equity award balances as of December 31, 2019, while forward-looking pro forma adjusted net income per share was based on the outstanding share and equity award balances as of December 31, 2019 plus an estimate for new equity grants in 2020. The Company includes all of its classes of outstanding common stock in its calculation of pro forma adjusted net income per share as we believe this most accurately reflects a fully dilutive calculation and maintains consistency with our calculation of pro forma adjusted net income by giving effect to outstanding share classes that are tied to the non-controlling interests of EVO Investco, LLC.

Set forth below are tables comparing our calculation of pro forma outstanding common shares from our February 27, 2020 earnings release with a calculation of pro forma weighted average common shares on both a historical and forward looking basis. The tables also include a reconciliation of pro forma weighted average common shares to weighted average common shares as computed under GAAP.

The Company will revise its disclosures in future filings to calculate pro forma adjusted net income per share (which, as indicated in Response #3, above, will be referred to as “adjusted net income per share”), whether on a historical or forward looking basis, using pro forma weighted average common shares and will include a reconciliation of this measure to weighted average common shares as computed under GAAP.

2019	Outstanding	Weighted Average		Difference
Class A	41,233,954	32,720,370	(1)	(8,513,584)
Class B	34,163,538	35,229,291		1,065,753
Class C	2,321,955	2,380,844		58,889
Class D	4,354,978	11,449,784		7,094,806
Stock options	3,368,508	3,082,909		(285,599)
RSU/RSAs	875,821	827,591		(48,230)
Pro forma shares	86,318,754	85,690,789		(627,965)

Pro forma adjusted net income in 000’s	$56,801	$56,801		—
Pro forma adjusted net income per share	$0.66	$0.66		—

2020 Outlook
2019 pro forma outstanding shares	86,318,754
Estimate of 2020 equity grants	775,000
87,093,754

(1) Class A weighted average shares as reflected in the GAAP statement of operations.

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Should you have any further questions or need to discuss this letter, please contact me at 770.709.7374 or, alternatively, via email at Tom.Panther@evopayments.com.

Very Truly Yours,

/s/ Thomas E. Panther
Thomas E. Panther
Executive Vice President, Chief Financial Officer

cc:                                James G. Kelly, Chief Executive Officer and Director

Anthony J. Radesca, Senior Vice President, Chief Accounting Officer